InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars) Quarter and six months ended June 30, 2012 and 2011

InterOil Corporation Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

Table of contents

Consolidated Income Statements	1

Consolidated Statements of Comprehensive Income	2

Consolidated Balance Sheets	3

Consolidated Statements of Changes in Equity	4

Consolidated Statements of Cash Flows	5

Notes to the Condensed Consolidated Interim Financial Statements	6

InterOil Corporation Consolidated Income Statements (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue
Sales and operating revenues	296,907,536	298,533,667	632,226,457	540,984,556
Interest	28,781	353,880	202,979	583,653
Other	2,167,538	4,895,868	4,824,767	5,869,684
	299,103,855	303,783,415	637,254,203	547,437,893

Changes in inventories of finished goods and work in progress	43,017,078	22,839,903	29,343,733	75,491,086
Raw materials and consumables used	(358,309,563)	(293,100,478)	(645,971,933)	(548,776,089)
Administrative and general expenses	(10,490,208)	(5,824,263)	(19,961,566)	(21,309,421)
Derivative gains/(losses)	632,072	(588,191)	214,048	(415,932)
Legal and professional fees	(1,322,043)	(1,268,122)	(2,221,476)	(2,959,967)
Exploration costs, excluding exploration impairment (note 6)	(5,240,283)	(2,733,116)	(12,603,684)	(10,068,068)
Finance costs	(4,758,622)	(4,791,354)	(9,437,122)	(8,736,452)
Depreciation and amortization	(3,919,167)	(4,193,577)	(10,014,309)	(8,812,316)
Gain on available-for-sale investment	-	4,214,258	-	4,214,258
Foreign exchange (losses)/gains	(2,635,168)	12,956,269	7,485,691	15,778,579
	(343,025,904)	(272,488,671)	(663,166,618)	(505,594,322)

Loss/(profit) before income taxes	(43,922,049)	31,294,744	(25,912,415)	41,843,571

Income taxes
Current tax expense	(2,845,766)	(1,934,375)	(9,062,628)	(4,372,106)
Deferred tax benefit/(expense)	15,054,556	(5,820,523)	12,698,064	(13,233,091)
	12,208,790	(7,754,898)	3,635,436	(17,605,197)

(Loss)/profit for the period	(31,713,259)	23,539,846	(22,276,979)	24,238,374

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(31,713,259)	23,536,383	(22,276,979)	24,231,932
Non-controlling interest	-	3,463	-	6,442
	(31,713,259)	23,539,846	(22,276,979)	24,238,374

Basic (loss)/profit per share	(0.66)	0.49	(0.46)	0.51
Diluted (loss)/profit per share	(0.66)	0.48	(0.46)	0.50
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,216,486	47,954,045	48,182,781	47,907,999
Diluted (Expressed in number of common shares)	48,216,486	48,779,283	48,182,781	48,836,721

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 1

InterOil Corporation Consolidated Statements of Comprehensive Income (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

(Loss)/profit for the period	(31,713,259)	23,539,846	(22,276,979)	24,238,374

Other comprehensive income:
Exchange difference on translation of foreign operations, net of tax	86,048	10,060,017	(2,359,425)	12,419,352
Movement on available-for-sale financial assets, net of tax	(2,271,020)	(960,240)	1,117,588	(960,240)
Other comprehensive (loss)/income for the period, net of tax	(2,184,972)	9,099,777	(1,241,837)	11,459,112
Total comprehensive (loss)/income for the period	(33,898,231)	32,639,623	(23,518,816)	35,697,486

Total comprehensive (loss)/income for the period is attributable to:
Owners of InterOil Corporation	(33,898,231)	32,636,160	(23,518,816)	35,691,044
Non-controlling interests	-	3,463	-	6,442
	(33,898,231)	32,639,623	(23,518,816)	35,697,486

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 2

InterOil Corporation Consolidated Balance Sheets (Unaudited, Expressed in United States dollars)

	As at
	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	20,623,574	68,846,441	168,439,410
Cash restricted	34,530,807	32,982,001	29,904,919
Short term treasury bills - held-to-maturity	-	11,832,110	-
Trade and other receivables	123,514,611	135,273,600	97,319,021
Derivative financial instruments	751,786	595,440	4,500
Other current assets	770,721	867,967	925,396
Inventories (note 5)	200,415,532	171,071,799	202,628,446
Prepaid expenses	8,388,226	5,477,596	2,828,855
Total current assets	388,995,257	426,946,954	502,050,547
Non-current assets:
Cash restricted	5,967,477	6,268,762	6,623,085
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	249,306,182	246,043,948	232,965,532
Oil and gas properties (note 6)	451,391,073	362,852,766	303,158,904
Deferred tax assets	50,458,531	35,965,273	675,824
Available-for-sale investments	4,768,374	3,650,786	10,732,775
Total non-current assets	768,517,954	661,407,852	560,782,437
Total assets	1,157,513,211	1,088,354,806	1,062,832,984
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	159,027,244	159,882,177	84,341,302
Income tax payable	11,198,360	4,085,137	-
Derivative financial instruments	-	11,457	-
Working capital facilities (note 7)	62,888,061	16,480,503	93,718,840
Unsecured loan and current portion of secured loans (note 9)	23,679,023	19,393,023	19,117,242
Current portion of Indirect participation interest (note 10)	13,770,156	540,002	540,002
Total current liabilities	270,562,844	200,392,299	197,717,386
Non-current liabilities:
Secured loans (note 9)	32,344,139	26,037,166	30,425,194
2.75% convertible notes liability	57,316,767	55,637,630	54,007,684
Deferred gain on contributions to LNG project	5,587,308	5,810,775	8,172,818
Indirect participation interest (note 10)	20,904,686	34,134,840	34,134,387
Other non-current liabilities (note 11)	20,000,000	-	-
Asset retirement obligations	4,899,907	4,562,269	4,100,735
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	141,052,807	128,072,071	130,840,818
Total liabilities	411,615,651	328,464,370	328,558,204
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	916,961,072	905,981,614	901,802,491
Authorized - unlimited
Issued and outstanding - 48,330,549
(Dec 31, 2011 - 48,121,071)
(Jun 30, 2011 - 47,990,131)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	24,190,727	25,644,245	20,641,855
Accumulated Other Comprehensive Income	28,139,045	29,380,882	20,720,289
Conversion options (note 10)	12,150,880	12,150,880	12,150,880
Accumulated deficit	(249,842,200)	(227,565,221)	(235,365,312)
Total equity attributable to owners of InterOil Corporation	745,897,560	759,890,436	734,248,239
Non-controlling interest	-	-	26,541
Total equity	745,897,560	759,890,436	734,274,780
Total liabilities and equity	1,157,513,211	1,088,354,806	1,062,832,984

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 3

InterOil Corporation Consolidated Statements of Changes in Equity (Unaudited, Expressed in United States dollars)

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2012	2011	2011
Transactions with owners as owners:	$	$	$
Share capital
At beginning of period	905,981,614	895,651,052	895,651,052
Issue of capital stock (note 12)	10,979,458	10,330,562	6,151,439
At end of period	916,961,072	905,981,614	901,802,491
2.75% convertible notes
At beginning and end of period	14,298,036	14,298,036	14,298,036
Contributed surplus
At beginning of period	25,644,245	16,738,417	16,738,417
Fair value of options and restricted stock transferred to share capital	(5,118,058)	(5,598,009)	(3,794,989)
Stock compensation expense	3,664,540	14,721,387	7,698,427
Loss on buyback of non-controlling interest	-	(217,550)	-
At end of period	24,190,727	25,644,245	20,641,855
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	29,788,447	9,261,177	9,261,177
Foreign currency translation movement for the period, net of tax	(2,359,425)	20,527,270	12,419,352
Foreign currency translation reserve at end of period	27,429,022	29,788,447	21,680,529
Gain/(loss) on available-for-sale financial assets
At beginning of period	(407,565)	-	-
Gain/(loss) on available-for-sale financial assets, net of tax	1,117,588	(407,565)	(960,240)
Gain/(loss) on available-for-sale financial assets at end of period	710,023	(407,565)	(960,240)
Accumulated other comprehensive income at end of period	28,139,045	29,380,882	20,720,289
Conversion options
At beginning and end of period	12,150,880	12,150,880	12,150,880
Accumulated deficit
At beginning of period	(227,565,221)	(245,217,682)	(259,597,244)
Net (loss)/profit for the period	(22,276,979)	17,652,461	24,231,932
At end of period	(249,842,200)	(227,565,221)	(235,365,312)
Total InterOil Corporation shareholders' equity at end of period	745,897,560	759,890,436	734,248,239

Transactions with non-controlling interest
At beginning of period	-	20,099	20,099
Net profit for the period	-	6,201	6,442
Buyback of non-controlling interest	-	(26,300)	-
At end of period	-	-	26,541
Total equity at end of period	745,897,560	759,890,436	734,274,780

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 4

InterOil Corporation Consolidated Statements of Cash Flows (Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the period	(31,713,259)	23,539,846	(22,276,979)	24,238,374
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	3,919,167	4,193,577	10,014,309	8,812,316
Deferred tax	(15,182,965)	6,193,998	(16,382,649)	13,422,304
Accretion of convertible notes liability	845,809	796,978	1,679,137	1,582,195
Amortization of deferred financing costs	36,986	55,986	92,973	111,972
Timing difference between derivatives recognized and settled	(22,612)	(141,291)	(167,803)	(183,078)
Stock compensation expense, including restricted stock	2,061,620	3,929,916	3,664,540	7,698,427
Movement in net realizable value write down	24,636,489	6,673,200	24,636,489	6,673,200
Accretion of asset retirement obligation liability	82,774	-	165,548	-
Oil and gas properties expensed	5,240,283	2,733,116	12,603,684	10,068,068
Gain on Flex LNG investment	-	(4,214,258)	-	(4,214,258)
Unrealized foreign exchange (gain)/loss	(1,201,340)	781,769	(898,908)	1,916,583
Change in operating working capital
(Increase)/decrease in trade and other receivables	(4,423,772)	(34,224,644)	8,005,813	(39,805,641)
(Increase)/decrease in other current assets and prepaid expenses	(5,049,836)	551,378	(2,813,384)	344,382
(Increase)/decrease in inventories	(67,411,974)	(22,788,105)	(55,578,754)	(72,556,464)
Increase/(decrease) in trade and other payables	70,658,451	(41,514,265)	(690,339)	10,331,985
Net cash used in operating activities	(17,524,179)	(53,432,799)	(37,946,323)	(31,559,635)

Investing activities
Expenditure on oil and gas properties	(50,358,711)	(28,889,892)	(103,240,167)	(63,395,124)
Proceeds from IPI cash calls	1,063,738	-	3,497,542	-
Expenditure on plant and equipment	(5,626,493)	(8,725,575)	(13,500,010)	(13,248,725)
Maturity of short term treasury bills	-	-	11,832,110	-
Acquisition of Flex LNG Ltd shares, including transaction costs	-	(7,478,756)	-	(7,478,756)
Decrease/(increase) in restricted cash held as security on borrowings	770,718	5,646,843	(1,247,521)	10,750,065
Change in non-operating working capital
Increase/(decrease) in trade and other payables	1,041,049	(7,004,044)	8,550,329	(9,847,170)
Net cash used in investing activities	(53,109,699)	(46,451,424)	(94,107,717)	(83,219,710)

Financing activities
Repayments of OPIC secured loan	(4,500,000)	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	-	4,466,354	-	9,320,970
Proceeds from Westpac secured loan	-	-	15,000,000	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	20,000,000	-	20,000,000	-
Proceeds from working capital facility	31,610,298	35,546,390	46,407,558	42,464,514
Proceeds from issue of common shares, net of transaction costs	3,947,979	442,450	5,861,400	2,356,450
Net cash generated from financing activities	51,058,277	35,955,194	82,768,958	49,641,934

Decrease in cash and cash equivalents	(19,575,601)	(63,929,029)	(49,285,082)	(65,137,411)
Cash and cash equivalents, beginning of period	40,128,857	232,368,439	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	70,318	-	1,062,215	-
Cash and cash equivalents, end of period	20,623,574	168,439,410	20,623,574	168,439,410
Comprising of:
Cash on Deposit	19,990,223	30,127,480	19,990,223	30,127,480
Term Deposits	633,351	138,311,930	633,351	138,311,930
Total cash and cash equivalents, end of period	20,623,574	168,439,410	20,623,574	168,439,410

See accompanying notes to the consolidated financial statements

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 5

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

1.	General information

InterOil Corporation (the "Company" or "InterOil") is a publicly traded, integrated oil and gas company operating in Papua New Guinea (“PNG”). The Company is incorporated and domiciled in Canada. The Company is a Yukon Territory corporation, continued under the Business Corporations Act (Yukon Territory) on August 24, 2007. The address of its registered office is 300-204 Black Street, Whitehorse, Yukon, Canada.

Management has organized the Company’s operations into four major segments - Upstream, Midstream, Downstream and Corporate. Upstream includes exploration, appraisal and development operations for crude oil and natural gas structures in PNG. Upstream currently includes the development of the Elk and Antelope fields infrastructure, including the condensate stripping and associated facilities, and the gas gathering and associated common facilities, in connection with commercializing significant gas discoveries. Midstream consists of both Midstream Refining and Midstream Liquefaction. Midstream Refining includes refining of products for the domestic market in PNG and exports, and Midstream Liquefaction includes the work being undertaken to develop liquefaction and associated facilities (”LNG project”) in PNG for the export of liquefied natural gas. Downstream includes wholesale and retail distribution of refined products in PNG. Corporate engages in business development and improvement, common services and management, financing and treasury, product shipping, government and investor relations. Common and integrated costs are recovered from reporting segments on an equitable driver basis.

These condensed consolidated interim financial statements were approved for issue on August 12, 2012.

2.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in these condensed consolidated interim financial statements as if these policies had always been in effect unless otherwise indicated.

(a)	Basis of preparation and adoption of IFRS

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements including IAS 34 – ‘Interim Financial Reporting”. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of the date these statements were approved. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2012 could result in restatement of these condensed consolidated interim financial statements.

The condensed consolidated interim financial statements for the quarter and six months ended June 30, 2012 have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale investments which are measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.

(b)	Statement on liquidity

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they become due.

The net current assets as at June 30, 2012 amounted to $118.4 million compared to $304.3 million as at June 30, 2011. The Company has cash, cash equivalents and cash restricted of $61.1 million as at June 30, 2012 (June 2011 - $205.0 million), of which $40.5 million is restricted (June 2011 - $36.5 million).

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 6

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

With respect to its Upstream operations, the Company has the ability to select the timing of exploration activities as long as the minimum license commitments in relation to the Company’s Petroleum Prospecting Licenses (“PPL”) and Petroleum Retention Licenses (“PRL”) are met. Refer note 14 for further information on these commitments.

The Company has a short term total working capital facility of $240.0 million for its Midstream – Refining operation that is renewable annually with BNP Paribas. As at June 30, 2012, $191.1 million of the combined facility has been utilized, and the remaining facility of $48.9 million remains available for use. The facility was renewed in February 2012 until January 31, 2013.

The Company has an approximate $67.8 million (Papua New Guinea Kina (“PGK”) 140.0 million) revolving working capital facility for its Downstream operations in PNG from Bank of South Pacific Limited (“BSP”) and Westpac Bank PNG Limited (“Westpac”). As at June 30, 2012, $14.8 million (PGK 30.5 million) of this combined facility has been utilized, and $53.0 million (PGK 109.5 million) of this facility remains available for use. The Westpac facility was for an initial term of three years and was renewed in November 2011 through to November 2014. The facility was increased in February 2012 by $4.8 million (PGK 10.0 million). In addition, a secured loan of $15.0 million was provided as part of this increased facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The BSP facility is renewable annually and was renewed in August 2011 through to August 2012.

The Company believes that it has sufficient funds for the Midstream Refinery and Downstream operations; however, existing cash balances and ongoing cash generated from these operations will not be sufficient to facilitate further necessary development of the Elk and Antelope fields, appraisal of Triceratops field, condensate stripping and liquefaction facilities. Therefore the Company must extend or secure sufficient funding through renewed or additional borrowings, equity raising and or asset sales to enable sufficient cash to be available to further its development plans. Management expects that the Company will be able to secure the necessary financing through one, or a combination of, the aforementioned alternatives. Accordingly, these condensed consolidated interim financial statements have been prepared on a going concern basis in the belief that the Company will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated.

(c)	Accounting policies

The accounting principles applied to the condensed consolidated interim financial statements are consistent with those described in note 2 of the audited consolidated financial statements for the year ended December 31, 2011.

(d)	New standards issued but not yet effective

The following new standards, new interpretations and amendments to standards and interpretations have been issued but are not yet effective for the financial year beginning January 1, 2012 and have not been early adopted:

-	IFRS 9 ‘Financial Instruments’ (effective from January 1, 2015): This addresses the classification and measurement of financial assets. The standard is not applicable until January 1, 2015 but is available for early adoption. The Company is yet to assess IFRS 9’s full impact, but do not expect any material changes due to this standard. The Company has not yet decided to early adopt IFRS 9.
-	IFRS 10 'Consolidated Financial Statements' (effective from January 1, 2013): This builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements. The standard provides additional guidance to assist in determining control where this is difficult to assess. This new standard might impact the entities that a group consolidates as its subsidiaries. The Company is yet to assess IFRS 10’s full impact, but do not expect any material changes due to this standard
-	IFRS 11 'Joint Arrangements' (effective from January 1, 2013): This provides for a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed. The Company will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.
-	IFRS 12 'Disclosure of Interests in Other Entities' (effective from January 1, 2013): This is a new standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact, but do not expect any material changes due to this standard
-	IFRS 13 ‘Fair Value Measurement’ (effective from January 1, 2013): This aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The Company is yet to assess IFRS 13’s full impact, but do not expect any material changes due to this standard.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 7

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

2.	Significant accounting policies (cont’d)

-	IAS 27 ‘Separate Financial Statements’ (effective from January 1, 2013): This includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Company is yet to assess IAS 27’s full impact.
-	IAS 28 ‘Investments in Associates and Joint Ventures’ (effective from January 1, 2013): This now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11. The Company will assess the impact of this standard taking into consideration the final outcome of the ongoing sell down process in relation to the Elk and Antelope fields.

3.	Financial Risk Management

The Company’s activities expose it to a variety of financial risks; market risk, credit risk, liquidity risk and geographic risk. The Company’s overall risk management program focuses on the unpredictability of markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments to hedge certain price risk exposures.

Risk Management is carried out under policies approved by the Board of Directors. The Finance Department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. The product pricing risks are managed by the Supply and Trading Department under the guidance of the Risk Management Committee. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as use of derivative financial instruments. The Company’s overall risk management program seeks to minimize potential adverse effects on the Company’s financial performance.

4.	Segmented financial information

As stated in note 1, management has identified four major reporting segments - Upstream, Midstream, Downstream and Corporate. Midstream consists of both Midstream Refining and Midstream Liquefaction. The Corporate segment includes assets and liabilities that do not specifically relate to the other reporting segments. Results in this segment primarily include management expenses. Consolidation adjustments relating to total assets relates to the elimination of intercompany receivables.

Notes to and forming part of the segment information

Segment information is prepared in conformity with the accounting policies of the entity. Segment revenues, expenses and total assets are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Upstream, Midstream and Downstream include costs allocated from the Corporate activities based on a fee for services provided. The eliminations relate to sales and operating revenues between segments recorded at transfer prices based on current market prices and to unrealized intersegment profits in inventories. The majority of the Company’s operations are located in Papua New Guinea, with the exception of the Corporate segment which also has operations in the United States, Australia and Singapore.

Included in the Company’s revenues from external customers for the six months ended June 30, 2012 is revenue from exports to foreign countries of $141,842,318 (Jun 2011 - $150,774,619). The Midstream – Refining segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG and for export. The Downstream segment derives their revenue from the sale of refined petroleum product to the domestic market in PNG on a wholesale and retail basis. The Corporate segment derives their revenue from the shipping business which currently operates two vessels transporting petroleum products for our Downstream segment and external customers, both within PNG and for export in the South Pacific region.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 8

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

		Midstream -	Midstream -			Consolidation
Six months ended June 30, 2012	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	190,438,641	-	441,717,510	70,306	-	632,226,457
Intersegment revenues	-	347,702,219	-	57,389	25,319,570	(373,079,178)	-
Interest revenue	3,391	175,138	313	2,245	24,109,428	(24,087,536)	202,979
Other revenue	4,008,033	-	-	816,734	-	-	4,824,767
Total segment revenue	4,011,424	538,315,998	313	442,593,878	49,499,304	(397,166,714)	637,254,203
Cost of sales and operating expenses	-	544,498,883	-	409,381,754	8,529,704	(345,782,141)	616,628,200
Administrative, professional and general expenses	2,872,459	17,042,881	728,940	9,278,395	22,052,274	(27,297,035)	24,677,914
Derivative (gain)/loss	-	(99,200)	-	-	(114,848)	-	(214,048)
Foreign exchange loss/(gain)	638,727	589,749	1,544	(8,583,615)	(132,096)	-	(7,485,691)
Exploration costs, excluding exploration impairment	12,603,684	-	-	-	-	-	12,603,684
Depreciation and amortisation	747,628	5,784,960	7,752	2,481,304	1,057,649	(64,984)	10,014,309
Interest expense	19,925,191	4,781,237	1,137,650	2,141,272	3,044,437	(24,087,537)	6,942,250
Total segment expenses	36,787,689	572,598,510	1,875,886	414,699,110	34,437,120	(397,231,697)	663,166,618
Segment (loss)/ profit before income taxes	(32,776,265)	(34,282,512)	(1,875,573)	27,894,768	15,062,184	64,983	(25,912,415)
Income tax benefit/(expense)	-	12,632,564	-	(8,652,338)	(344,790)	-	3,635,436
Segment net (loss) / profit	(32,776,265)	(21,649,948)	(1,875,573)	19,242,430	14,717,394	64,983	(22,276,979)
Segment assets	492,156,830	388,485,374	7,925,273	190,791,594	59,949,900	(32,254,291)	1,107,054,680
Unallocated:
Deferred tax							50,458,531
Total assets per the balance sheet							1,157,513,211
Segment liabilities	110,356,346	165,388,121	6,795,432	85,798,190	73,907,813	(30,630,251)	411,615,651
Capital expenditure (net of cash calls)	88,538,307	5,750,401	185,244	5,081,582	442,202	-	99,997,736

		Midstream -	Midstream -			Consolidation
Quarter ended June 30, 2012	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	73,746,212	-	223,137,022	24,302	-	296,907,536
Intersegment revenues	-	162,245,738	-	39,186	12,663,009	(174,947,933)	-
Interest revenue	1,979	14,270	(97)	1,438	12,055,105	(12,043,914)	28,781
Other revenue	1,725,393	-	-	442,145	-	-	2,167,538
Total segment revenue	1,727,372	236,006,220	(97)	223,619,791	24,742,416	(186,991,847)	299,103,855
Cost of sales and operating expenses	-	267,023,806	-	208,052,850	4,638,613	(164,422,784)	315,292,485
Administrative, professional and general expenses	2,199,809	9,611,929	(678,887)	4,386,578	10,239,585	(12,694,649)	13,064,365
Derivative loss/(gain)	-	(528,681)	-	-	(103,391)	-	(632,072)
Foreign exchange loss/(gain)	16,559	2,547,175	3,070	77,594	(9,230)	-	2,635,168
Exploration costs, excluding exploration impairment	5,240,283	-	-	-	-	-	5,240,283
Depreciation and amortisation	(714,724)	2,891,263	3,876	1,241,491	529,752	(32,491)	3,919,167
Interest expense	10,517,481	2,010,609	578,857	908,691	1,534,784	(12,043,914)	3,506,508
Total segment expenses	17,259,408	283,556,101	(93,084)	214,667,204	16,830,113	(189,193,838)	343,025,904
Segment (loss)/ profit before income taxes	(15,532,036)	(47,549,881)	92,987	8,952,587	7,912,303	2,201,991	(43,922,049)
Income tax expense	-	14,580,290	-	(2,906,780)	535,280	-	12,208,790
Segment net (loss) / profit	(15,532,036)	(32,969,591)	92,987	6,045,807	8,447,583	2,201,991	(31,713,259)
Capital expenditure (net of cash calls)	44,913,284	1,920,917	438,603	3,285,849	421,120	-	50,979,773

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 9

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

4.	Segmented financial information (cont’d)

		Midstream -	Midstream -			Consolidation
Six months ended June 30, 2011	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	192,307,026	-	348,394,788	282,742	-	540,984,556
Intersegment revenues	-	287,341,112	-	138,874	28,121,417	(315,601,403)	-
Interest revenue	12,232	206,490	2	6,157	16,826,405	(16,467,633)	583,653
Other revenue	5,293,383	-	-	599,772	(23,471)	-	5,869,684
Total segment revenue	5,305,615	479,854,628	2	349,139,591	45,207,093	(332,069,036)	547,437,893
Cost of sales and operating expenses	-	434,167,379	-	325,587,664	3,406,543	(289,876,583)	473,285,003
Administrative, professional and general expenses	5,242,309	8,685,830	6,393,370	6,613,044	27,408,830	(27,720,182)	26,623,201
Derivative gain	-	415,932	-	-	-	-	415,932
Foreign exchange (gain)/loss	359,684	(18,013,688)	16,009	2,417,254	(557,838)	-	(15,778,579)
Gain on Flex LNG options received	-	-	-	-	(4,214,258)	-	(4,214,258)
Exploration costs, excluding exploration impairment	10,068,068	-	-	-	-	-	10,068,068
Depreciation and amortisation	794,861	5,529,947	12,842	1,709,767	829,883	(64,984)	8,812,316
Interest expense	13,493,876	3,885,772	490,756	1,942,825	3,037,042	(16,467,632)	6,382,639
Total segment expenses	29,958,798	434,671,172	6,912,977	338,270,554	29,910,202	(334,129,381)	505,594,322
Segment (loss)/ profit before income taxes	(24,653,183)	45,183,456	(6,912,975)	10,869,037	15,296,891	2,060,345	41,843,571
Income tax expense	-	(12,974,969)	-	(4,071,101)	(559,127)	-	(17,605,197)
Segment net (loss) / profit	(24,653,183)	32,208,487	(6,912,975)	6,797,936	14,737,764	2,060,345	24,238,374
Segment assets	315,447,034	419,755,928	8,609,028	187,106,660	181,830,584	(50,592,074)	1,062,157,160
Unallocated:
Deferred tax							675,824
Total assets per the balance sheet							1,062,832,984
Segment liabilities	76,045,876	139,311,668	9,745,636	82,173,380	69,886,324	(48,604,680)	328,558,204
Captial expenditure	47,864,166	6,104,396	777,039	3,416,239	1,360,732	-	59,522,572

		Midstream -	Midstream -			Consolidation
Quarter ended June 30, 2011	Upstream	Refining	Liquefaction	Downstream	Corporate	adjustments	Total
Revenues from external customers	-	107,194,945	-	191,055,980	282,742	-	298,533,667
Intersegment revenues	-	154,742,931	-	107,483	17,200,112	(172,050,526)	-
Interest revenue	7,419	172,803	1	2,124	9,065,470	(8,893,937)	353,880
Other revenue	4,630,115	561	-	265,192	-	-	4,895,868
Total segment revenue	4,637,534	262,111,240	1	191,430,779	26,548,324	(180,944,463)	303,783,415
Cost of sales and operating expenses	-	243,981,515	-	182,380,448	2,753,260	(158,854,648)	270,260,575
Administrative, professional and general expenses	825,191	4,857,739	4,035,008	1,117,316	14,384,983	(16,820,292)	8,399,945
Derivative gain	-	588,191	-	-	-	-	588,191
Foreign exchange loss/(gain)	486,741	(15,282,831)	(353)	2,156,096	(315,922)	-	(12,956,269)
Gain on Flex LNG options received	-	-	-	-	(4,214,258)	-	(4,214,258)
Exploration costs, excluding exploration impairment	2,733,116	-	-	-	-	-	2,733,116
Depreciation and amortisation	154,066	2,764,945	6,421	905,974	394,663	(32,492)	4,193,577
Interest expense	7,142,586	2,210,463	267,469	1,116,433	1,640,779	(8,893,936)	3,483,794
Total segment expenses	11,341,700	239,120,022	4,308,545	187,676,267	14,643,505	(184,601,368)	272,488,671
Segment (loss)/ profit before income taxes	(6,704,166)	22,991,218	(4,308,544)	3,754,512	11,904,819	3,656,905	31,294,744
Income tax expense	-	(5,676,997)	-	(1,447,619)	(630,282)	-	(7,754,898)
Segment net (loss) / profit	(6,704,166)	17,314,221	(4,308,544)	2,306,893	11,274,537	3,656,905	23,539,846
Captial expenditure	21,506,602	5,675,374	439,933	1,854,159	1,151,625	-	30,627,693

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 10

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

5.	Inventories

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Midstream - Refining (crude oil feedstock)	67,102,256	40,311,108	62,923,582
Midstream - Refining (refined petroleum product)	64,892,371	70,267,854	71,565,781
Midstream - Refining (parts inventory)	3,520,173	2,721,147	1,665,083
Downstream (refined petroleum product)	64,900,732	57,771,690	66,474,000
	200,415,532	171,071,799	202,628,446

As at June 30, 2012, December 31, 2011 and June 30, 2011, inventory had been written down to its net realizable value. The write down of $24,636,489 at June 30, 2012 (Dec 2011 - $259,406, Jun 2011 - $6,673,200) relating to crude feedstock and refined petroleum products is included in ‘Changes in inventories of finished goods and work in progress’ within the consolidated income statement. At June 30, 2012, $135,514,800 (Dec 2011 - $113,300,109, Jun 2011 - $136,154,446) of the Midstream Refining inventory balance secures the BNP Paribas working capital facility disclosed in note 7.

6.	Oil and gas properties

Costs of oil and gas properties which are not subject to depletion are as follows:

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Drilling and construction equipment	103,417,984	79,367,759	47,551,807
Drilling consumables and spares	16,309,653	14,129,959	12,446,846
Petroleum Prospecting License drilling programs (Unproved)	331,663,436	269,355,048	243,160,251
Gross Capitalized Costs	451,391,073	362,852,766	303,158,904
Accumulated depletion and amortization
Unproved oil and gas properties	-	-	-
Proved oil and gas properties	-	-	-
Net Capitalized Costs	451,391,073	362,852,766	303,158,904

The majority of the costs capitalized under ‘Petroleum Prospective License drilling programs (Unproved)’ above relates to the exploration and development expenditure on the Elk and Antelope fields. The development and monetization efforts of these fields are ongoing, and include the condensate stripping and associated facilities, the gas gathering and associated common facilities, and developing a liquefied natural gas plant and associated facilities in PNG. The majority of current period increase in the PPL drilling programs relates to the drilling activity on the Triceratops field for the Triceratops 2 appraisal well.

The following table discloses a breakdown of the exploration costs incurred for the periods ended:

	Six months ended	Year ended	Six months ended
	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Property Acquisition Costs
Unproved	-	-	-
Proved	-	-	-
Total acquisition costs	-	-	-
Exploration Costs	-	-	-
Development Costs	90,636,483	116,493,004	53,327,056
Less: Costs allocated against cash calls	(2,098,176)	(8,934,976)	(5,462,890)
Total Costs capitalized	88,538,307	107,558,028	47,864,166
Charged to expense
Geophysical and other costs	12,603,684	18,435,150	10,068,068
Total charged to expense	12,603,684	18,435,150	10,068,068
Oil and Gas Property Additions (capitalized and expensed)	101,141,991	125,993,178	57,932,234

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 11

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

7.	Working capital facilities

	June 30,	December 31,	June 30,
Amounts drawn down	2012	2011	2011
	$	$	$
BNP Paribas working capital facility - midstream	48,112,748	10,030,131	74,947,241
Westpac working capital facility – downstream	10,777,567	6,450,372	18,771,599
BSP working capital facility - downstream	3,997,746	-	-
Total working capital facility	62,888,061	16,480,503	93,718,840

(a) BNP Paribas working capital facility

InterOil has a syndicated working capital credit facility led by BNP Paribas (Singapore branch) with a maximum availability of $240,000,000. The total facility is renewable annually and was renewed in February 2012 until January 31, 2013 with an increase in Facility 1 limit by an additional $10,000,000 to $180,000,000, and a maximum availability of $240,000,000 for the combined facility.

The following table outlines the facility and the amount available for use at periods end:

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Working capital credit facility	240,000,000	260,000,000	220,000,000

Less amounts included in the working capital facility liability:
Short term advances/facilities drawn down	(29,654,031)	-	(74,947,241)
Discounted receivables	(18,458,717)	(10,030,131)	-
	(48,112,748)	(10,030,131)	(74,947,241)
Less: other amounts outstanding under the facility:
Letters of credit outstanding	(143,000,000)	(164,910,000)	(74,565,000)
Working capital credit facility available for use	48,887,252	85,059,869	70,487,759

(b) Westpac and Bank South Pacific working capital facility

The Company has an approximate $67,760,000 (PGK 140,000,000) revolving working capital facility for its Downstream operations in PNG from BSP and Westpac. Westpac facility limit is approximately $43,560,000 (PGK 90,000,000) and the BSP facility limit is approximately $24,200,000 (PGK 50,000,000). The Westpac facility is for an initial term of three years and was renewed in November 2011 through to November 2014. The Westpac facility was increased in February 2012, by $4,840,000 (PGK 10,000,000). The BSP facility is renewable annually and was renewed in August 2011 through to August 2012. As at June 30, 2012, $14,775,313 (PGK 30,527,506) of this combined facility has been utilized, and $52,984,687 (PGK 109,472,494) of this facility remains available for use. These facilities are secured by a fixed and floating charge over the assets of Downstream operations.

8.	Related parties

(a) Petroleum Independent and Exploration Corporation (“P.I.E”)

P.I.E is controlled by Phil Mulacek, an officer and director of InterOil and acted as a sponsor of the Company's oil refinery project until June 2011. In November of 2011, the Company elected to exchange the 5,000 shares held in SP InterOil LDC by PIE for 5,000 shares in InterOil Corporation. The refinery sponsor agreements were terminated with PIE on exchange of the share holding interest in SPI LDC. During the six months ended June 30, 2012, SPI LDC has been renamed South Pacific Refining Limited.

During the six months ended June 30, 2012, $nil (Jun 2011 - $75,000) was expensed for the sponsor's management fees in relation to legal, accounting and reporting costs. Of these costs, $nil (Jun 2011 - $75,000) were included in accrued liabilities at June 30, 2012.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 12

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

9.	Secured and unsecured loans

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Secured loan (OPIC) - current portion	9,000,000	9,000,000	9,000,000
Secured loan (Westpac) - current portion	4,286,000	-	-
Unsecured loan (Mitsui)	10,393,023	10,393,023	10,117,242
Total current portion of loans	23,679,023	19,393,023	19,117,242

Secured loan (OPIC) - non current portion	22,000,000	26,500,000	31,000,000
Secured loan (OPIC) - deferred financing costs	(369,861)	(462,834)	(574,806)
Secured loan (Westpac) - non current portion	10,714,000	-	-
Total non current secured loan	32,344,139	26,037,166	30,425,194

Total secured and unsecured loans	56,023,162	45,430,189	49,542,436

(a) OPIC Secured Loan

On June 12, 2001, the Company entered into a loan agreement with OPIC to secure a project financing facility of $85,000,000. The loan agreement stipulates half yearly principal payments of $4,500,000, due in June and December of each year, with the final repayment to be made in December 31, 2015. The loan is secured over the assets of the refinery project which had a carrying value of $193,444,354 at June 30, 2012 (Dec 2011 - $194,037,701, Jun 2011 - $189,939,964).

As at June 30, 2012, two installment payments amounting to $4,500,000 each which will be due for payment on December 31, 2012 and June 30, 2013 have been classified into the current portion of the liability. The agreement contains certain financial covenants which include the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness for the refining operations. A deposit is also required to be maintained to cover the next installment and interest payment. As of June 30, 2012, the company was in compliance with all applicable covenants.

(b) Westpac Secured Loan

A secured loan of $15,000,000 was provided as part of the increased Westpac working capital facility which is repayable in equal installments over 3.5 years with an interest rate of LIBOR + 4.4% per annum. The loan agreement stipulates half yearly principal payments of $2,143,000, with the final repayment to be made in August 2015. As at June 30, 2012, two installment payments amounting to $4,286,000 which will be due for payment on September 9, 2012 and March 2, 2013 have been classified into the current portion of the liability. The loan is secured by a fixed and floating charge over the assets of Downstream operations.

(c) Mitsui Unsecured Loan

On April 15, 2010, the Company entered into preliminary joint venture and financing agreements with Mitsui relating to the CS Project. The proposed joint venture is to be entered into for equal shares between Mitsui and InterOil. On August 4, 2010, the JVOA for the CS Project was finalized. The amount financed by Mitsui for InterOil’s proportion of cash calls is treated as an unsecured loan with interest being accrued daily at LIBOR plus a margin of 6.00%. The portion of funding that relates to Mitsui’s share of the project is held in current liabilities. In the event that a positive FID is not reached or made, InterOil will be required to refund Mitsui’s share of capital expenditure incurred and the unsecured loan within a specified period.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 13

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

10.	Indirect participation interests

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$
Indirect participation interest (PNGDV) - current portion	1,384,492	540,002	540,002
Indirect participation interest ("IPI") - current portion	12,385,664	-	-
Total current indirect participation interest	13,770,156	540,002	540,002

Indirect participation interest (PNGDV) - non current portion	-	844,490	844,490
Indirect participation interest ("IPI") - non current portion	20,904,686	33,290,350	33,289,897
Total non current indirect participation interest	20,904,686	34,134,840	34,134,387

Total indirect participation interest	34,674,842	34,674,842	34,674,389

As at June 30, 2012, the IPI liability relating to two exploration wells that are expected to be drilled within the next twelve month period have been transferred to the current portion of the liability.

11.	Contributions from joint venture partner

On April 18, 2012, the Company signed a binding Heads of Agreement with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20.0 million of the staged cash payments.

PRE's gross participating interest will be subject to the Government of Papua New Guinea's back-in rights provided for in relevant PNG legislation. The farm-in is subject to the accomplishment of certain milestones occurring at various stages over the coming months, including finalization and execution of definitive agreements and acceptance of registration of the assignment documents by the Government of Papua New Guinea, together with other standard industry conditions. The cash payments of $20.0 million received as of June 30, 2012 are being maintained as a long term liability on the balance sheet until definitive agreements are signed and the advances received will be accounted in line with the terms of the final definitive agreements. Subsequent to the quarter end, on July 27, 2012, a farm in agreement with PRE was signed subject to satisfaction of additional conditions within 18 months, including execution of joint venture operating agreements with PRE, and PNG Government approval (refer note. 15 of this document for further details).

12.	Share capital

The authorized share capital of the Company consists of an unlimited number of common shares with no par value. Each common share entitles the holder to one vote.

Common shares - Changes to issued share capital were as follows:

	Number of shares	$
January 1, 2011	47,800,552	895,651,052

Shares issued on exercise of options under Stock Incentive Plan	265,440	7,087,574
Shares issued on vesting of restricted stock units under Stock Incentive Plan	50,079	2,999,138
Shares issued on buyback of non-controlling interest	5,000	243,850

December 31, 2011	48,121,071	905,981,614

Shares issued on exercise of options under Stock Incentive Plan	182,160	9,543,572
Shares issued on vesting of restricted stock units under Stock Incentive Plan	27,318	1,435,886

June 30, 2012	48,330,549	916,961,072

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 14

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

13.	Potential dilutive instruments

Conversion options, convertible notes, stock options and restricted stock units totaling 2,571,757 common shares at prices ranging from $9.80 to $95.63 were outstanding as at June 30, 2012.

	Number of shares	Number of shares
Potential dilutive instruments outstanding	June 30, 2012	June 30, 2011
Employee stock options	1,295,667	1,570,767
Employee Restricted Stock	203,585	157,714
IPI Indirect Participation interest - conversion options	340,480	340,480
2.75% Convertible notes	732,025	732,025
Others	-	5,000
Total stock options/shares outstanding	2,571,757	2,805,986

14.	Commitments and contingencies

(a) Exploration and debt commitments

Payments due by period contractual obligations are as follows:

							More
		Less than			3-4	4-5	than 5
	Total	1 year	1-2 years	2-3 years	years	years	years
	'000	'000	'000	'000	'000	'000	'000
Petroleum prospecting and retention licenses (a)	109,900	62,750	37,050	9,900	200	-	-
Secured and unsecured loans	63,266	26,464	15,477	14,837	6,488	-	-
Convertible notes obligations	76,577	1,925	1,925	1,925	70,802	-	-
Indirect participation interest - PNGDV (note 10)	1,384	1,384	-	-	-	-	-
	251,127	92,523	54,452	26,662	77,490	-	-
(a)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed as a condition on renewal of these licenses. Company is committed to spend a further $49.9 million as a condition of renewal of our petroleum prospecting licenses up to 2014. Of this $49.9 million commitment, as at June 30, 2012, management estimates that satisfying this license commitment would also satisfy our commitments to the IPI investors in relation to drilling the final four wells and satisfy the commitments in relation to the IPI agreement. In addition, the terms of grant of PRL15, requires the Company to spend a further $60.0 million on the development of the Elk and Antelope fields by the end of 2014.

(b) Contingencies:

From time to time the Company is involved in various claims and litigation arising in the course of its business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

Audit by PNG Customs

During the second half of 2011, the PNG Customs Service commenced an audit of our petroleum product imports into Papua New Guinea for the years 2007 to 2010.  The Company received a letter in November 2011 from the then Commissioner of Customs setting out certain findings from the audit. This letter included comments alleging that payment of import GST was required and had not been made on imports of certain refined products. As well as requiring payment of GST, the letter noted that administrative penalties were able to be levied by Customs in the range of 50% to 200% of the assessed amounts as per the Customs Act. The Company has since met with the Customs Service and provided it with supporting documentation to demonstrate that the GST amounts claimed in their letter have all been paid. Management has maintained a provision in these financial statements that was initially recognized in 2011 based on their best estimate in relation to this matter and is working closely with the authority to provide all requested information in order to finalize the audit. There have been no developments in this issue in the quarter ended June 30, 2012.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 15

InterOil Corporation Notes to Condensed Consolidated Interim Financial Statements (Unaudited, Expressed in United States dollars)

15.	Subsequent events

On April 18, 2012, the Company signed a binding Heads of Agreement (“HOA”) with Pacific Rubiales Energy Corp. (“PRE”) for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the PPL237 Petroleum Prospecting License onshore Papua New Guinea, including the Triceratops structure located within that license. The transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment.

Subsequent to the quarter end, on July 27, 2012, the Company executed a farm in agreement with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license materially in line with the HOA signed on April 18, 2012. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of JVOA with PRE, and PNG Government approval. Additionally, PRE has the option to terminate the Farm-In Agreement at various stages of the work program and to be reimbursed up to US$96.0 million of the $116.0 million initial cash payment (which does not include carried costs) out of future upstream production proceeds.

Pacific LNG Operations Ltd., an affiliate of Clarion Finanz A.G., and its affiliates (“PacLNG”) are participating on a 25% beneficial equity basis in the portion of the farm-in transaction relating to the Triceratops structure (2.5% net and 3.2% gross participating interest), by reducing PacLNG’s indirect participating interest in the Triceratops structure. As a result, PacLNG will receive 25% of the payments PRE makes under the farm-in transaction relating to the Triceratops structure. PacLNG will also receive a commission fee of 2.5% of cash payments made by Pacific Rubiales other than carry. Certain other indirect participating interest holders may also participate in the farm-in transaction.

Condensed Consolidated Interim Financial Statements INTEROIL CORPORATION 16